United States securities and exchange commission logo





                 June 4, 2021

       Steven Siegel
       Executive Vice President, General Counsel and Secretary
       Brixmor Property Group Inc.
       450 Lexington Avenue
       New York, NY 10017

                                                        Re: Brixmor Property
Group Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 28, 2021
                                                            File No. 333-256637

       Dear Mr. Siegel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Michael Davis at 202-551-4385 or Mary Beth Breslin at 202-551-
       3625 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Michael E. McTiernan